FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Notice of 2004 Annual General Meeting of Shareholders and Proxy Statement,

Dated August 11, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         RADWARE LTD.

Date: August 12, 2004

By: /s/  Roy Zisapel

                                                                                       Roy Zisapel

          President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Notice of 2004 Annual General Meeting of Shareholders and Proxy Statement, Dated August 11, 2004

EXHIBIT 10.1

RADWARE LTD.

NOTICE OF 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 13, 2004

Notice is hereby given that the 2004 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of RADWARE LTD. (the “Company”) will be held on Monday, September 13, 2004, at 10:00 A.M., at the offices of the Company, 22 Raoul Wallenberg St., Tel Aviv, Israel, for the following purposes:

(1)

To re-elect Mr. Roy Zisapel and Prof. Liora Katzenstein as directors of the Company until the annual general meeting of shareholders to be held in 2007;

(2)

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

(3)

To approve the Company’s Directors and Officers’ Liability Insurance Policy for the period of September 15, 2003 through October 31, 2004;

(4)

To approve the grant of 60,000 options to Mr. Yehuda Zisapel, the Company’s Chairman of the Board of Directors, and the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan for the year 2004 accordingly;

(5) To approve the grant of 30,000 options to the Company’s Director, Prof. Liora Katzenstein, and the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan for the year 2004 accordingly;

(6)

To approve the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan;

(7)

To present and discuss the financial statements of the Company for the year ended December 31, 2003 and the Auditors’ Report in respect thereof; and

(8)

To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 12, 2004, are entitled to notice of, and to vote at, the meeting.  All shareholders are cordially invited to attend the Annual General Meeting in person.

Whether or not you plan to attend the meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors

YEHUDA ZISAPEL

Chairman of the Board of Directors

ROY ZISAPEL
President and Chief Executive Officer

Date: August 11, 2004

#

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL

_____________________

PROXY STATEMENT

_____________________

2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value (the “Ordinary Shares”) of RADWARE LTD. (“Radware” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2004 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The meeting will be held on Monday, September 13, 2004 at 10:00 A.M., at the offices of the Company, 22 Raoul Wallenberg St., Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual Meeting, resolutions be adopted as follows:  (1) to re-elect Mr. Roy Zisapel and Prof. Liora Katzenstein to the Board of Directors of the Company, until the annual general meeting of shareholders to be held in 2007; (2) to re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services; (3) to approve the Company’s Directors and Officers’ Liability Insurance Policy for the period of September 15, 2003 through October 31, 2004;  (4) to approve the grant of 60,000 options to Mr. Yehuda Zisapel, the Company’s Chairman of the Board of Directors, and the increase in the number of shares reserved under the Company’s Key Employee Share Incentive Plan for the year 2004 accordingly; (5) to approve the grant of 30,000 options to the Company’s Director, Prof. Liora Katzenstein, and the increase in the number of shares reserved under the Company’s Key Employee Share Incentive Plan for the year 2004 accordingly; (6) to approve the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan; (7) to present and discuss the financial statements of the Company for the year ended December 31, 2003 and the Auditors’ Report in respect thereof; and  (8) to transact such other business as may properly come before the meeting or any adjournment thereof.

A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting.  However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked.  Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the meeting, shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented to the meeting, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

The Company is currently not aware of any other matters which will come before the Annual General Meeting.  If any other matters come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Proxies for use at the meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about August 16, 2004 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

#

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 12, 2004 will be entitled to notice of and to vote at the Annual General Meeting and any adjournments or postponements thereof.  On August 12, 2004, the Company had issued and outstanding 18,063,812 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares conferring in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 26, 2004, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,732,477	15.15%

FMR Corp. (2)	2,132,900	11.82%

All directors and executive officers as a group (12 persons)(3)	3,962,847	21.96%

(1)

Includes 550,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, its major shareholder.

(2)

Includes 2,058,300 shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.  1,600 shares are beneficially owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as a result of its serving as an investment manager of institutional accounts.  The remaining 73,000 are held by Fidelity International Limited, an investment advisor to various investment companies.  This information is based on FMR’s Form 13-G/A filing on March 10, 2004.

 (3)

Consists of 3,151,947 shares and 810,900 options which are fully vested or which will be fully vested within the next 60 days.

ITEM 1

ELECTION OF DIRECTORS

Pursuant to the Company’s Articles of Association, the Board of Directors is divided into three classes: Class I, Class II and Class III.  Each director, when and however elected, is designated as a member of a certain class of directors.

Each director (other than a director elected to fill a vacancy in accordance with Article 40 of the Articles of Association of the Company) serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected; provided, that each initial director in Class I served for a term ending on the date of the annual general meeting in 2003; each initial director in Class II serves for a term ending on the date of the annual general meeting in 2004; and each initial director in Class III serves for a term ending on the date of the annual general meeting in 2005.  The term of service of Mr. Roy Zisapel and Prof. Liora Katzenstein, the directors in Class II, expires on the date of this year’s Annual General Meeting.

Directors will be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for the re-election of Mr. Roy Zisapel and Prof. Liora Katzenstein, for a term ending at the third annual general meeting following their election, i.e. until the annual general meeting held in the year 2007, and until their successors shall have duly taken office, unless their office is earlier vacated under any relevant provision of the Articles of Association of the Company.

In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why the nominees, if elected, should be unable to serve as directors.  The Company does not have any understanding or agreement with respect to the future election of the above nominees.  The following biographical information is supplied with respect to the person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Roy Zisapel, co-founder of the Company, has served as the Company’s President and Chief Executive Officer and a director since its inception.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries.  From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel serves as a director of Infogate On Line Ltd., a private company in the business of broadband services infrastructure. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel-Aviv University.  Roy Zisapel is the son of Yehuda Zisapel, the Company’s co-founder and Chairman of the Board of Directors.

Liora Katzenstein has served as a director since January 2001.  In 1996 Prof. Katzenstein founded, and has since served as President of, ISEMI – Israel School of Entrepreneurial Management and Innovation (Member of Swinburne University of Technology’s (Australia) Centre of Enterprise Innovation Worldwide Network).  Prof. Katzenstein has also lectured in Business Administration at the Harvard Business School, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center.  From 1995 to 1996 Prof. Katzenstein was an associate Dean at TISOM – Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration.  Prof. Katzenstein also serves as a director of Radvision Ltd., RiT Technologies Ltd. and Amanet Ltd. Prof. Katzenstein has a “License” and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Roy Zisapel and Prof. Liora Katzenstein are hereby re-elected to serve as members of the Board of Directors of the Company until their successors are duly elected and qualified, in Class II, i.e., the term of their appointment shall expire at the Annual General Meeting for the year 2007.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

Other Members of the Board and Executive Officers

Yehuda Zisapel, co-founder of our Company, has served as our Chairman of the Board of Directors since Radware’s inception.  Mr. Zisapel also serves as a director of Radware Inc.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, Chairman of the Board of Directors of RIT Technologies Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University.  Yehuda Zisapel is the father of Roy Zisapel.

Meir Moshe has served as our Chief Financial Officer since June 1999.  From June 1997 to June 1999, Mr. Moshe was Chief Financial Officer, Secretary and Treasurer of ForSoft Ltd.  Mr. Moshe holds a B.Sc. in economics and accounting from Tel Aviv University and is a certified public accountant.

David Hubbard has served as President Americas (President Radware Inc.) since May 2004.  Mr. Hubbard has a 25 year track record of Sales and Strategic Marketing of WAN/Server/Storage networking solutions to Global 2000 enterprises. Mr. Hubbard was previously VP/GM QLogic Corporation SAN Switch Division, Sr. VP Sales/Marketing INRANGE Technologies WAN Switch division, Sr. VP Sales/Marketing Computerm Corporation, Sr. Director Marketing at Computer Network Technology, and held various senior executive positions at Digital Equipment Corporation.  Mr. Hubbard began his career in Canada with a B.Sc. Electrical Engineering degree in computerization from the University New Brunswick.

Vered Raviv-Schwarz has served as our General Counsel since July 2000.  From May 1995 to June 2000, Ms. Raviv-Schwarz was an Associate at the law firm M. Seligman & Co.  Ms. Raviv-Schwarz has LL.B. and LL.M degrees from Tel Aviv University.

Sharon Trachtman has served as our Vice President of Marketing since September 1997.  From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation.  Ms. Trachtman has a B.A. degree in computer science and philosophy from Bar Ilan University.

Amir Peles has served as our Vice President, Chief Technology Officer since April 2000.  Prior to that, from July 1997, Mr. Peles served as our Vice President of Research and Development.  From July 1996 to July 1997 Mr. Peles was a senior team leader at Amdocs Corporation.  Mr. Peles has a B.Sc. degree in computer science, statistics and operations research from Tel Aviv University.

Assaf Ronen has served as our Vice President of Research and Development since April 2000.  From February 1997 to April 2000, Mr. Ronen served as a senior program manager at Comverse Network Systems.  Prior to February 1997, Mr. Ronen served in various positions in the Israel Defense Forces Computers Unit.  Mr. Ronen has a B.Sc. degree in computer science from the Israeli Open University and an M.B.A. from Manchester University.

Yiftach Atir has served as a director since November 1997.  Since January 2003, Mr. Atir has been a private businessman in the field of investments and investment banking.  From August 2000 until January 2003, Mr. Atir served as the Managing Director of Koor Corporation Venture Capital.  Until July 2000, Mr. Atir served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994.  Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces.  Mr. Atir also serves as a director in Aran Research and Development (1982) Ltd.  Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University.

Avigdor Willenz has served as a director since October 1999.  From November 1992 until January 2001, Mr. Willenz served as Chief Executive Officer and Chairman of the Board of Directors of Galileo Technology Ltd.  During the years 2001-2002, Mr. Willenz served as a director in Marvell® Technology Group Ltd. Mr. Willenz currently serves as a director in both UC Laser Ltd. and Wintegra Inc.  Mr. Willenz holds a B.S.E.E. from the Technion, Israel Institute of Technology.

Christopher McCleary has served as a director since February 2000.  Mr. McCleary is currently founder, Chairman and CEO of Evergreen Assurance, Incorporated.  Mr. McCleary was previously non-executive Chairman of USinternetworking Inc. and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000.  Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997.  From October 1990 to January 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company.  Mr. McCleary has a B.S. from the University of Kentucky.

Board Meeting and Committees

During the year 2003, the Board of Directors held ten (10) meetings. The Board of Directors has established an Audit Committee, which is comprised of Mr. Yiftach Atir, Mr. Avigdor Willenz, Mr. Christopher McCleary and Prof. Liora Katzenstein, all of whom qualify as Independent Directors, as determined under the Nasdaq rules. Mr. Yiftach Atir and Mr. Christopher McCleary are financial experts as defined in the applicable Nasdaq regulations. The Audit Committee exercises the powers of the Board of Directors with respect to the Company’s accounting, reporting and financial control practices.  The Board of Directors has established a Share Incentive Committee, which consists of Mr. Yehuda Zisapel, Prof. Liora Katzenstein and Mr. Roy Zisapel and which administers the Company’s share option plan, subject to Board approval.

Executive Compensation

The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2003 fiscal year was $1,013,646.  This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed.

Stock Options

The total number of options granted to officers and directors of the Company during 2003 as a group was 450,000 at an average exercise price of $14.56.

ITEM 2

APPOINTMENT OF AUDITORS

At the meeting, the shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors for the fiscal year ending December 31, 2004.  They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants.  The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.  A representative of the auditors will be present at the meeting and will be available to respond to appropriate questions from shareholders.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2004.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 3

APPROVAL OF COMPANY’S DIRECTORS AND OFFICERS’ LIABILITY INSURANCE FOR 2004

The Companies Law and the Company’s Articles of Association authorize the Company, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of its officers and directors for liability by reason of certain acts or omissions committed while serving in their respective capacities as officers or directors.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable grounds to believe that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Israeli Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then followed by our shareholders.

Our Audit Committee and Board of Directors approved the purchase of a Directors and Officers’ Liability Insurance Policy from Admiral Insurance Co. for the period commencing on September 15, 2003 and ending on October 31, 2004.  The aggregate coverage under the policy is $5,000,000; the premium paid by the Company is $172,000 per annum, and $193,420 for the entire period of the policy, and the Company’s contribution for each securities claim under the policy is $250,000.  The shareholders are being asked to approve the purchase by the Company of such insurance coverage for the benefit of all of our directors that may serve from time to time.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the purchase of a Directors and Officers’ Liability Insurance Policy from Admiral Insurance Co. for the period commencing on September 15, 2003 and ending on October 31, 2004, with aggregate coverage of $5,000,000, for the benefit of all of the directors of the Company that may serve from time to time, is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM ~~4~~

APPROVAL OF OPTION GRANTS TO CHAIRMAN OF THE BOARD

The Company’s success depends to a significant extent on the contribution of its Chairman of the Board, Mr. Yehuda Zisapel.  In recognition of Mr. Yehuda Zisapel’s contribution to the Company, the Board of Directors (with Mr. Yehuda Zisapel abstaining) has approved, after receipt of a recommendation by the Audit Committee and subject to the approval of the shareholders of the Company, the grant of options to purchase 60,000 Ordinary Shares, which will vest over a period of three (3) years, and have an exercise price of $23.13 per share.  In considering this matter, the Audit Committee and Board of Directors noted that Mr. Zisapel never received options in the Company and does not receive any salary or additional benefits from the Company.

In addition to the approval of our Audit Committee and Board of Directors, the approval of the shareholders of the Company is required under the Companies Law, since Mr. Yehuda Zisapel is a director of the Company.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that following the approval by the Audit Committee and the Board of Directors of the Company in compliance with the requirements of the Companies Law, the grant of options to purchase 60,000 Ordinary Shares, which will vest over a period of three (3) years, and have an exercise price of $23.13 per share to Mr. Yehuda Zisapel, be, and the same hereby is, approved, and that the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan for the year 2004 by 60,000 shares is approved to allow this allocation.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

Since Mr. Yehuda Zisapel has a personal interest in the foregoing proposed resolution, he refrains from making a recommendation with respect to such resolution.

ITEM 5

APPROVAL OF THE GRANT OF OPTIONS TO PROF. LIORA KATZENSTEIN

In the 2002 Annual Meeting, the Company’s shareholders adopted a policy according to which each independent director will be granted, so long as he/she shall serve as a member of the Board of Directors of the Company, per each year of service, options to purchase ten thousand (10,000) Ordinary Shares of the Company.  For the purpose of this resolution an “independent director” means a director who qualified as an Independent Director under the rules of The Nasdaq Stock Market (including external directors, as defined in the Israeli Companies Law).

Prof. Katzenstein qualifies as an Independent Director under the rules of The Nasdaq Stock Market (but she is not one of our external directors). In accordance with the above policy, in connection with Prof. Katzenstein’s re-appointment to the Board for an additional three (3) year period, the Board of Directors (with Prof. Katzenstein abstaining) has approved, after receipt of a recommendation by the Audit Committee and subject to the approval of the shareholders of the Company, the grant of options to purchase 30,000 Ordinary Shares, which will vest over a period of three (3) years, and have an exercise price equal to the market price per share on the date of this Annual General Meeting.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 30,000 Ordinary Shares, which will vest over a period of three (3) years, and have an exercise price equal to the market price per share on the date of this Annual General Meeting, to the Company’s Director, Prof. Liora Katzenstein, and to approve the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan for the year 2004 by an additional 30,000 shares to allow this allocation.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

Since Prof. Liora Katzenstein has a personal interest in the foregoing proposed resolution, she refrains from making a recommendation with respect to such resolution.

ITEM 6

APPROVAL OF THE INCREASE IN THE NUMBER OF SHARES RESERVED
UNDER THE KEY EMPLOYEE SHARE INCENTIVE PLAN

In June 1997, we adopted our Key Employee Share Incentive Plan (1997) (the “Plan”).  Options granted pursuant to the Plan are for a term of sixty-two months from the date of the grant of the option.  As of December 31, 2003, 5,690,565 Ordinary Shares have been reserved for option grants under the Plan, of which we have granted options to purchase 5,688,189 Ordinary Shares (including 1,820,573 to Roy Zisapel, our President and Chief Executive Officer) at a weighted average exercise price of $8.50 per Ordinary Share.  We intend to grant further options under the Plan to our directors, executive officers and employees.

Pursuant to the Plan, all options or Ordinary Shares issued upon the exercise of options, are held in trust and registered in the name of a trustee selected by the Share Incentive Committee.  The trustee will not release the options or Ordinary Shares issued upon the exercise of options, to the option holder before the lapse of two years commencing at the end of the calendar year in which the options were registered in the name of the trustee on behalf of the option holder.  Our Board of Directors may terminate or amend the Plan, provided that any action by our Board of Directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

In April 2001, our shareholders approved an increase in the number of Ordinary Shares reserved under the Plan by 5% of the issued and outstanding share capital of the Company for the year 2001, and by an additional 4% of the issued and outstanding share capital of the Company for each of the years 2002 and 2003.  In June 2003, our shareholders approved an increase in the number of Ordinary Shares reserved under the Plan by 200,000 for 2003 and by an additional 3% of the issued and outstanding share capital of the Company for the year 2004.  In May 2004, our Board of Directors resolved to increase the number of Ordinary Shares reserved under the Plan by an additional 3% of the issued and outstanding share capital of the Company for the year 2005.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan for the year 2005 by 3% of the issued and outstanding share capital of the Company for the year 2005.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 7

REVIEW OF THE REPORT OF DIRECTORS,
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2003 and the Auditor’s Report in respect thereof will be presented and discussed.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2003, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, EXCLUSIVE OF EXHIBITS, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 8

OTHER BUSINESS

Management currently knows of no other business to be transacted at the meeting, other than as set forth in the Notice of Annual General Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

YEHUDA ZISAPEL

Chairman of the Board of Directors

ROY ZISAPEL

President and Chief Executive Officer

Dated:  August 11, 2004